Exhibit 3.3

Management’s Discussion and Analysis

For the year ended December 31, 2011

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Quantum Minerals Ltd. (“First Quantum” or “the Company”) for the year ended December 31, 2011. The Company’s results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are presented in United States dollars, tabular amounts in millions, except where noted. Changes in accounting policies have been applied consistently to comparative periods unless otherwise noted.

For further information on First Quantum, reference should be made to its public filings (including its most recently filed AIF) which are available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.first-quantum.com. This MD&A contains forward-looking information that is subject to risk factors, see “Regulatory disclosures” for further discussion. Information on risks associated with investing in the Company’s securities and technical and scientific information under National Instrument 43-101 concerning the Company’s material properties, including information about mineral resources and reserves, are contained in the Company’s most recently filed AIF. This MD&A has been prepared as of March 6, 2012.

SUMMARIZED OPERATING AND FINANCIAL RESULTS

	Q4 2011	Q4 2010	2011	2010
Copper production (tonnes)	67,316	75,920	265,576	323,017
Copper sales (tonnes)	65,638	76,290	273,257	311,560
Realized copper price (per lb)	$3.33	$3.73	$3.87	$3.25
Cash cost of production (C1)[1] (per lb)	$1.53	$1.06	$1.41	$1.18
Gold production (ounces)	43,524	48,564	175,225	191,395
Gold sales (ounces)	49,209	50,139	180,442	188,368
Nickel production (tonnes)	5,666	—	5,666	—
Nickel sales (tonnes)	1,388	—	1,388	—

Sales revenues	567.3	707.8	2,583.5	2,393.2
Gross profit	182.7	377.9	1,308.0	1,211.7
Net earnings attributable to shareholders of the Company	76.0	454.7	528.9	305.8
Earnings per share	$0.16	$1.12	$1.18	$0.76

Operating and financial results from continuing operations[2]
Copper production (tonnes)	67,316	75,920	265,576	268,094
Copper sales (tonnes)	65,638	69,404	271,606	258,121
Sales revenues	567.3	652.9	2,569.3	2,071.5
Gross profit from continuing operations	185.4	363.3	1,311.1	1,108.8
Comparative earnings from continuing operations[3]	78.9	143.3	580.5	549.7
Comparative earnings per share from continuing operations[3]	$0.17	$0.35	$1.30	$1.37

[1]	Cash costs (C1) are not recognized under IFRS. See “Regulatory Disclosures” for further information.
[2]

Operating and financial results from continuing operations have been adjusted to remove operations of Frontier and Bwana/Lonshi from the 2010 results for comparative purposes to provide further information of the results to investors.

[3]

Earnings attributable to shareholders of the Company have been adjusted to remove the effect of unusual items to arrive at comparative earnings from continuing operations. Comparative earnings from continuing operations and comparative earnings per share from continuing operations are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. The Company has disclosed these measures to assist with the understanding of results and to provide further financial information about the results to investors. See “Regulatory Disclosures” for a reconciliation of comparative earnings from continuing operations.

in United States dollars, tabular amounts in millions, except where noted

Established new records for full year sales revenues, gross profit and net earnings, despite operating challenges experienced in mid-2011

•	Annual sales revenues from continuing operations of $2,569.3 million was 24% higher than 2010 due to an increased average realized copper price and higher sales volumes from continuing operations.

•	Annual gross profit from continuing operations of $1,311.1 million was 18% higher than 2010 due to higher sales revenues, offset partially by an increase in operating costs.

•

2011 net earnings attributable to shareholders of the Company were higher than 2010 primarily as a result of prior year asset impairments of $772.4 million, offset partially by a $510.8 million gain on sale of investments. 2011 comparative earnings from continuing operations are higher than 2010 due to an increase in the average realized copper price, offset partially by inflationary cost pressures.

•	2011 copper production from continuing operations was broadly in-line with 2010.

•

Kansanshi’s gold production increased from the prior year as a result of gold circuit modifications which resulted in improved recovery of gold in dore. However, total gold production was 8% lower than 2010 due to lower production from Guelb Moghrein, which was affected by reduced throughput, grade and recovery in the current year.

•

Overall cash costs of production increased in 2011 due to inflationary cost pressures related to sulphuric acid, energy, labour, and other consumables. Cost efficiency was also adversely impacted by lower copper grades and recoveries at Kansanshi.

Q4 copper and gold production improves from Q3 2011

•

Total copper production improved 15% over Q3 2011 as Kansanshi’s production increased in each subsequent month following the circuit reconfiguration in August 2011. In comparison to Q4 2010, copper production was 11% lower, reflecting lower ore grades processed at Kansanshi and throughput limitations at Guelb Moghrein.

•

Total gold production improved 5% over Q3 2011. In comparison to Q4 2010, Kansanshi increased due to ongoing circuit improvements whereas Guelb Moghrein’s production was impacted by throughput constraints and lower grades and recoveries.

•	Sales revenues from continuing operations decreased from Q4 2010 as a result of an 11% lower realized copper price and 5% lower copper sales volumes from continuing operations in Q4 2011.

•

Cash costs of production increased over Q4 2010 as a result of inflationary cost pressures principally related to sulphuric acid, energy, labour and other consumables. Cash costs were in-line with Q3 2011.

•

Q4 2011 net earnings attributable to shareholders of the Company were lower than Q4 2010 as the prior year included the gain on sale of investments of $510.8 million offset partially by a negative Zambian tax adjustment of $210.7 million. Comparative earnings in Q4 2011 of $78.9 million were impacted by lower realized copper prices, lower sales volumes and inflationary cost pressures.

Commercial production achieved at the Ravensthorpe nickel operation

•

The Ravensthorpe nickel operation in Western Australia achieved commercial production on December 28, 2011 following re-commissioning in Q4 2011. This key milestone marks the Company’s entry as a significant nickel producer with Ravensthorpe expected to produce between 33,000-36,000 tonnes of contained nickel in 2012 and the addition of Kevitsa production later in 2012.

Significant advancement of development projects and exploration activities

•	Construction of the Kevitsa project is virtually complete and commissioning activities are in progress. The project remains on schedule to achieve commercial production by mid-2012.

•

Drilling at Sentinel is complete and finalization of the resource estimation is expected in early Q2 2012. Plant design is now well advanced and process plant construction is expected to start in Q2 2012 subject to the completion of commercial negotiations.

•

Expansion of the oxide processing circuit at Kansanshi to 7.2 million tonnes per annum (“Mtpa”) is progressing well and is scheduled for completion during Q2 2012. The stage two expansion to 14.5 Mtpa is on track for commissioning in 2013.

•

The Sentinel plant is being designed to incorporate a nickel concentrator facility with capacity to produce between 40,000 and 70,000 tonnes of contained nickel per annum in anticipation of the establishment of a substantial nickel resource at Enterprise.

•

The Kansanshi copper smelter project, which was approved in Q4 2011, is designed to process 1.2 million tonnes of concentrate to produce over 300,000 tonnes of copper and 1.1 million tonnes of acid as a by-product. The cost benefit of the smelter is estimated to be between $340-$500 million per year in reduced concentrate freight costs, export duties and sulphuric acid costs.

2011 Management’s Discussion and Analysis	2

in United States dollars, tabular amounts in millions, except where noted

Balance sheet strengthened

•	In Q3 2011, the Company induced the conversion of the $500.0 million convertible bonds into common shares of the Company and made the final repayment of the $400.0 million term loan facility.

•

On January 5, 2012 the Company reached an agreement with Eurasian Natural Resources Corporation PLC (“ENRC”) to dispose of its residual République démocratique du Congo (“RDC”) assets for $1.25 billion. The agreement closed on March 2, 2012 with the Company receiving payment of $750.0 million and a three year promissory note for $500.0 million. In connection with the transaction, First Quantum, ENRC, the RDC Government, International Finance Corporation and Industrial Development Corporation have also settled all disputes relating to the companies being sold and their assets and operations in the RDC and each of First Quantum, ENRC, the RDC Government, International Finance Corporation and Industrial Development Corporation have released one another in respect of all claims and judgments relating to the foregoing or to any other matter arising in the RDC on or before the date of closing.

•

On January 30, 2012 the Company announced the signing of a 5 year, $1.0 billion senior term and revolving facility at Kansanshi. The Company expects that the conditions precedent will be satisfied shortly and the facility is expected to be available to draw before the end of Q1 2012.

Other corporate developments

•

The Company has declared a final dividend of C$0.1277 per share in respect of the financial year ended December 31, 2011. The final dividend of C$0.1277, together with the interim dividend of C$0.0533, is a total of C$0.1810 for the 2011 financial year. This total dividend paid for the 2011 financial year is 15% of net earnings attributable to shareholders of the Company, which reflects an increase from 10% of net earnings attributable to shareholders of the Company used as guidance in prior years (adjusted for unusual items).

•	The Company’s common shares were split on a five-for-one basis in Q3 2011.

•	Depositary receipts were listed on the Lusaka Stock Exchange (“LuSE”) in Zambia making First Quantum the first mining company to be listed on the LuSE.

Operational outlook for 2012

•	Expected production of approximately; 270,000 to 290,000 tonnes of copper, 36,000 to 40,000 tonnes of contained nickel and 170,000 to 190,000 ounces of gold.

•	Expected average cash cost of approximately; $1.45 to $1.55 per pound of copper.

2011 Management’s Discussion and Analysis	3

in United States dollars, tabular amounts in millions, except where noted

OPERATIONS

Kansanshi Copper and Gold Operation	Q4 2011	Q4 2010	2011	2010
Copper production (tonnes)	59,163	66,232	230,295	231,124
Copper sales (tonnes)	54,036	58,704	235,832	225,189
Gold production (ounces)	29,580	28,982	112,286	109,629
Gold sales (ounces)	27,742	29,355	114,488	115,742
Sulphide ore tonnes milled (000’s)	1,628	2,699	8,855	10,382
Sulphide ore grade processed (%)	0.6	0.8	0.7	0.8
Sulphide copper recovery (%)	92	93	91	93
Mixed ore tonnes milled (000’s)	2,986	1,636	8,377	5,462
Mixed ore grade processed (%)	1.0	1.3	1.0	1.3
Mixed copper recovery (%)	64	70	63	67
Oxide ore tonnes milled (000’s)	1,492	1,521	6,072	5,674
Oxide ore grade processed (%)	2.3	2.4	2.3	2.2
Oxide copper recovery (%)	88	84	86	86
Cash costs (C1) (per lb)[1]	$1.52	$1.07	$1.41	$1.10
Total costs (C3) (per lb)[1]	$1.90	$1.29	$1.70	$1.31
Gross profit (USD M)	$186.2	$324.6	$1,187.1	$998.4

[1]	C1 and C3 costs are not recognized under IFRS. See “Regulatory Disclosures” for further information

Full year operating results

Kansanshi’s 2011 gross profit was 19% higher than 2010 due to higher realized copper prices and sales volumes, offset partially by an increase in operating costs in 2011.

Full year copper production was consistent with 2010 as an increase in overall throughput was offset by lower grades and recoveries. Total tonnes milled in 2011 increased to 23.3 million tonnes from 21.5 million tonnes in 2010 on the back of ongoing throughput enhancements. In Q3 2011, the sulphide and mixed ore circuits were reconfigured to match a concurrent change in the mine plan. The mine plan was revised to accommodate the production expansion project to 400,000 tonnes per annum resulting in a short term reduction in availability of sulphide ore. In order to better match the circuits to mine feed, the throughput capacity for mixed ore was increased to 12 Mtpa and the sulphide ore capacity was reduced to 6.5 Mtpa. This change in mine plan and circuit reconfiguration temporarily resulted in processing of low grade sulphide ore from stockpiles which reduced overall production in Q3 2011. Sulphide ore grades and total copper production have increased in each subsequent month following the circuit reconfiguration in August 2011.

2011 Management’s Discussion and Analysis	4

in United States dollars, tabular amounts in millions, except where noted

Gold production improved in 2011 on the back of additional gravity concentrator capacity and optimization of the overall gold circuit.

2011 cash costs per pound increased by $0.31/lb from 2010 due to higher input costs for acid and other consumables. Realization costs were higher in 2011 due to higher off-take terms. The gold credit improved in 2011 to $0.28/lb from $0.23/lb in 2010 due to higher realized gold prices.

Q4 operating results

Q4 2011 production was 11% lower than the prior year period as a result of lower ore grades processed.

Sulphide circuit production was lower than the prior year period as a result of the lower throughput and lower ore grades processed in the period. However, sulphide grades have increased from Q3 2011 and are expected to continue to increase in 2012 as mine pit development continues.

Mixed ore circuit production increased significantly from Q4 2010 with the throughput capacity change in 2011. Mixed ore grades and recoveries were lower than Q4 2010 as a result of a less favourable blend of sulphide and oxide ore processed. Flotation cell capacity improvements have allowed for the mixed ore circuit to maintain targeted recoveries at increased throughput rates.

Production from the oxide circuit was largely in line with Q4 2010 as a decrease in throughput and grade was offset by higher recoveries in Q4 2011. An acid supply constraint resulted in the stockpiling of some high-grade, higher acid consuming oxide ore. Production of this high-grade oxide stockpile will be realized when sulphuric acid supply improves.

Kansanshi’s cash cost of production increased by 42% over Q4 2010 due to inflationary cost pressures with respect to consumables, sulphuric acid, energy, and labor costs. Lower grades and recoveries also impacted unit costs in Q4 2011.

Outlook

Kansanshi will continue to focus on pit development throughout 2012 utilizing additional mine fleet and mining contractors. The mine pit development work will increase available mining areas through 2012 providing additional flexibility and access to higher volumes of sulphide ore. Improvements in sulphide grades realized in Q4 2011 are expected to continue in early 2012.

The treatment of mixed ore at elevated rates will continue until the second half of 2012 when the sulphide circuit will revert to 12 Mtpa and the mixed circuit to 6.5 Mtpa, respectively, to align with increased availability of sulphide ore from the mine.

Oxide circuit throughput capacity will increase during 2012 on completion of stage one of Kansanshi’s plant expansion project. Limited acid supply is expected to impact oxide production in early 2012 until a fifth acid plant is commissioned in early Q3 2012 at Kansanshi.

Gold production is expected to continue to improve as gravity gold extraction capacity has been amended to focus on potential gains from oxide ore. The increasing proportion of gold recovered in dore will reduce the impact of smelter deductions on Kansanshi’s overall gold production.

An ongoing program of grade control drilling is expected to enhance the mine planning performance, and this, combined with the additional mining fleet, is expected to improve the flexibility of the mine to deliver the optimal mix of ore-types to the plant.

2011 Management’s Discussion and Analysis	5

in United States dollars, tabular amounts in millions, except where noted

Guelb Moghrein Copper and Gold Operation	Q4 2011	Q4 2010	2011	2010
Copper production (tonnes)	8,155	9,687	35,281	36,969
Copper sales (tonnes)	11,601	10,700	35,774	32,932
Gold production (ounces)	13,943	19,582	62,938	81,766
Gold sales (ounces)	21,467	20,784	65,954	72,626
Sulphide ore tonnes milled (000’s)	634	748	2,691	2,796
Sulphide ore grade processed (%)	1.4	1.4	1.4	1.5
Sulphide copper recovery (%)	91	91	91	91
Cash costs (C1) (USD per lb)[1]	$1.63	$1.03	$1.46	$0.90
Total costs (C3) (USD per lb)[1]	$2.45	$1.79	$2.20	$1.65
Gross profit (USD M)	$3.5	$40.9	$127.8	$118.5

[1]	C1 and C3 costs are not recognized under IFRS. See “Regulatory Disclosures” for further information

Full year operating results

2011 copper production was 5% lower than 2010 as a result of constrained throughput rates in the current year. Ongoing optimization works and extended maintenance related downtime reduced plant availability and throughput during the year. Gold production is lower than 2010 due to lower throughput, grades and recoveries in 2011.

Guelb Moghrein’s cash cost of production increased in 2011 due to increases in fuel and personnel costs. Plant maintenance costs also increased during 2011 related to ongoing optimization projects. The 2011 gold credit of $1.16/lb was $0.21/lb higher than 2010 due to higher realized gold prices.

Q4 operating results

Q4 2011 copper production was 16% lower than Q4 2010 due to a labour dispute in December which caused 11 days of plant downtime. The dispute was resolved and operations ramped up to design capacity in early January 2012. Gold production in Q4 2011 was lower than Q4 2010 as a result of lower throughput and lower gold grades processed.

Guelb Moghrein’s cash cost of production was higher than Q4 2010 due to increased waste stripping and higher costs for personnel, fuel, other consumables and plant maintenance. The gold credit in Q4 2011 benefitted from the timing of sales and an increased realized gold price.

Outlook

At Guelb Moghrein the continued focus is on maintaining feed tonnages at design capacity. Progress has been seen in Q4 and into 2012 with steadier operations, most notably in the high pressure grinding rolls and pebble crusher circuit. The metallurgical team is focused on recoveries, particularly in the gold circuit where there are opportunities for improvement.

2011 Management’s Discussion and Analysis	6

in United States dollars, tabular amounts in millions, except where noted

Ravensthorpe Nickel Operation	Q4 2011	Q4 2010	2011	2010
Nickel production (tonnes)	5,666	—	5,666	—
Nickel sales (tonnes)	1,388	—	1,388	—

The Ravensthorpe nickel operation achieved commercial production on December 28, 2011 marking a key milestone in the Company’s advancement to becoming a significant nickel producer.

Ravensthorpe was acquired as a decommissioned nickel operation by the Company in February 2010. Significant modifications were made to the nickel processing plant in the following 18 months. Modifications were focused on the redesign of the crushing, conveying, storage, reclaim and rejects areas.

Both beneficiation plants have been re-commissioned, the surge ponds for beneficiated ore have been filled and are now in full operation. Reject product from the beneficiation plant is being successfully dewatered in the new dewatering section so that it can be readily conveyed and trucked. Saprolite and limonite beneficiation have achieved throughput rates as high as 550 tonnes per hour and 1200 tonnes per hour. These achievements confirm that the problem areas, identified prior to the acquisition of the project, within the crushing, beneficiation and rejects plants, have been successfully addressed and resolved.

The atmospheric leach (“AL”) plant was commissioned in September and since November is consistently operating above design. Both pressure acid leach (“PAL”) trains were also successfully brought on line during October and have achieved design throughput.

The first contained nickel was produced in early October 2011 and 5,666 tonnes of nickel was produced during the commissioning ramp-up until commercial production was achieved at the end of 2011.

Revenues and costs associated with the commissioning of Ravensthorpe have been capitalized to property, plant and equipment and accordingly Ravensthorpe had an insignificant impact on the Company’s 2011 operating contribution.

Outlook

Ravensthorpe is expected to produce between 33,000 to 36,000 tonnes of nickel in 2012 and an average of 39,000 tonnes for the first five years after commencement of operations. The estimated average annual production is 28,000 tonnes over the total life of mine of over 30 years.

2011 Management’s Discussion and Analysis	7

in United States dollars, tabular amounts in millions, except where noted

DEVELOPMENT ACTIVITIES

Kevitsa nickel/copper/PGE project, Finland

Construction of the Kevitsa project is virtually complete and commissioning activities are in progress. The project remains on schedule to achieve commercial production by mid-2012.

Application has been submitted to the relevant authorities to increase the approved throughput rate to 7.5 Mtpa starting in 2013. With the current estimated measured and indicated resources, this increased throughput rate is expected to increase the annual production to approximately 15,000 tonnes of nickel and 28,000 to 30,000 tonnes of copper while retaining a mine life in excess of 20 years.

Sentinel project, Zambia

In April 2011, large scale mining licenses for the development of the Trident project were received from the Government of the Republic of Zambia (“GRZ”). The licences give the Company the exclusive rights to carry out mining operations on the full area of interest at Trident, including Sentinel and Enterprise, for a period of 25 years. The environmental impact assessment was approved and a land use agreement was agreed in July 2011 for the development of the Sentinel project.

Resource drilling on the Sentinel project is complete with approximately 170,000 metres of core drilling in nearly 500 holes completed during the past 14 months. Geological modelling, data analysis and reporting are currently in progress.

Resource modelling and estimation for the Sentinel deposit has been completed. An independent report compliant with National Instrument 43-101 is expected to be completed in early 2012 together with mining and optimization studies.

Based on an internally generated resource estimate, the project is expected to initially produce 150,000 tonnes of copper in concentrate annually, rising to 300,000 tonnes of copper in concentrate.

The project works have progressed into detailed design and commitments have been made for long-lead mining, crushing and milling equipment. Initial site construction works are underway to establish improved access roads, an airstrip and a construction camp. It is expected that construction of the process plant could commence by mid-2012 subject to the completion of commercial negotiations.

Kansanshi expansions, Zambia

Construction commenced in 2011 at Kansanshi to expand annual copper production capacity from 250,000 tonnes to approximately 400,000 tonnes by 2015. The first phase of this increase relates to the expansion of the oxide/leach facilities which will be undertaken in two stages. Stage one is expected to increase annual production capacity to approximately 285,000 tonnes by expanding the oxide circuit throughput capacity to approximately 7.2 Mtpa by Q2 2012. This stage is progressing well with the relocation of equipment from the mothballed Bwana copper processing plant complete and installation and incorporation into the Kansanshi process underway. Stage two, scheduled for commissioning in 2013, is planned to increase the oxide circuit capacity to 14.5 Mtpa. Oxide copper production from these two projects will be restricted by acid supply. Acid supply will be addressed in the short-term with the commissioning of a fifth acid plant, and in 2014 with the construction of a copper smelter.

Construction of the fifth acid plant at Kansanshi has commenced with completion due in Q3 2012. This will provide enough acid to allow full use of the 7.2 Mtpa oxide leach expansion, and up to 10.0 Mtpa of the stage two expansion referred to above.

The second phase of the 400,000 tonne expansion project is a proposed expansion of the sulphide treatment facilities by construction of a new section of plant capable of treating 16 Mtpa of sulphide ore. Construction of this new plant may occur in two stages depending on ore grades. Project commitment is expected in mid-2012 following completion of the resource definition drilling program, essential for detailed mine planning.

Copper smelter project, Zambia

In Q4 2011 the copper smelter project was approved for construction at Kansanshi. Currently, Kansanshi’s concentrate is treated primarily at smelters in Zambia, however, existing domestic smelting capacity will be insufficient to process the substantial increase in production resulting from the Kansanshi expansion and the Sentinel project. The smelter will be capable of processing 1.2 million tonnes of concentrate to produce over 300,000 tonnes of copper metal. The smelter will also produce over 3,000 tonnes per day of acid as a by-product at almost zero cost which will benefit Kansanshi by allowing the treatment of high acid-consuming oxide ores and the leaching of some mixed ores. The additional acid will also optimize the expansion of the oxide leach facilities and allow improved recoveries of leachable minerals in material now classified and treated as mixed ore.

Work on the project has commenced with key long lead equipment items tendered and commencement of detailed engineering design. Construction of the smelter is planned to be completed by mid-2014 followed by commissioning and ramp up.

2011 Management’s Discussion and Analysis	8

in United States dollars, tabular amounts in millions, except where noted

Exploration

The Company’s exploration and resource development activities continued to expand in 2011 with operations now underway in eight countries on four continents. As at December 31, 2011, there were forty drills active on the Company’s properties with programs designed to realize the potential of the prospective mineral districts in which the Company operates.

Trident

A major exploration program was concluded over the Sentinel copper deposit in August 2011. The program included 514 diamond drill holes for over 172,000m of core and was completed in 16 months. A NI43-101 compliant resource estimate is being prepared for release in Q2 2012.

An extensive drilling program was initiated on the Enterprise prospect in 2011 which has confirmed the potential grade and size of the mineral system. 193 diamond core holes for over 68,000m were completed in the year. The drilling covers an area of approximately 2 km x 1 km and has tested mineralization down to an average depth of approximately 300 metres. A gently dipping body of mineralization has been defined which varies from a few metres to over 100 metres in true width. Grades vary rapidly from semi-massive sulphide with 2-8% nickel in the centre to disseminated sulphides with 0.2-1% nickel on the edges of the system. Currently delineated limits to the mineralization are approximately 1000 metres by 500 metres although some lower grade disseminated vaesite sulphide has been intersected over 2 kilometres to the east. An initial model of the inferred resources has been constructed for scoping purposes. Metallurgical testing and preliminary design scoping are currently in progress.

Kansanshi

At Kansanshi a major program of resource definition and exploration drilling ramped up during 2011. By the end of the year some 18 core rigs were operating on the project evenly divided between incremental resource/reserve additions immediately around the existing pits and a new exploration phase. These programs are designed to provide enhanced definition of longer term oxide and sulphide resource potential as well as to test the ultimate extents of what is clearly a world class mineral system.

Drill programs totalling 140,000 meters of diamond core are currently in progress and include resource development on the new Southeast Dome prospect as well as an extensive drill grid surrounding the Northwest Pit and Main Pit. Initial results suggest that mineralised veins extend well beyond the current resource/reserve envelope however, given the relatively sparse drill spacing currently it is not possible to estimate the density of veining and therefore the likely grade or tonnage that maybe defined. A further phase of more detailed drilling will be undertaken in 2012 to convert these areas of potential into a classified resource.

As well as the resource development program a series of wide spaced reconnaissance drill traverses are currently in progress covering the entire 10 kilometre strike of the Kansanshi Dome structure. This drilling is successfully building an understanding of the regional geological and structural architecture around the Kansanshi deposits including the definition of subsidiary ‘domes’ that may be prospective for satellite resources. To date some significant areas of copper vein mineralization have been intercepted, mostly along the axis of the Kansanshi Antiform. By mid-2012, we expect to have enough detail to be able to commit to the Sulphide Expansion Project.

Finland

Following the major resource development drill program in 2009-10 and the release of a considerably expanded resource/ reserve statement in March 2011, a more modest drill program continued at Kevitsa in 2011 largely focused on incremental expansions of the near pit mineralization to the south and east, as well as testing deeper geophysical targets for higher grade ‘massive sulphide’ style mineralization. Some additional low grade mineralization has been located immediately southeast of the current resource and further drilling should define whether this links back to the main body of mineralization. To date no massive sulphide mineralization has been defined close to Kevitsa however several new target areas have been established within the broader mining lease and will be tested in the coming season.

A program of target generation around Kevitsa and elsewhere in Finland has been in progress since 2009. The primary target of this program is high grade ‘massive sulphide’ Ni-Cu-PGE mineralization. The prospectivity of the Kevitsa district for this type of deposit was re-enforced recently by the announcement of a significant discovery by Anglo American at ‘Sakatti’, less than 20km south of Kevitsa. During 2011 several hundred targets were followed up with field reconnaissance, geochemistry and geophysics with many anomalous areas were selected for ‘base of till’ drilling. Several targets are currently being followed up with diamond core drilling. The reconnaissance program has defined not only some strong Ni-Cu-PGE targets but a number of prospects with copper and gold mineralization styles that have now been secured under new claim applications. Follow up drilling is planned in 2012.

Peru

The acquisition of Antares and its principal asset, the Haquira copper deposit, was finalized in December 2010. During 2011 a large exploration program commenced including systematic detailed airborne magnetic and electromagnetic surveys covering the whole property as well as detailed soil geochemistry and mapping programs. Several new high priority porphyry and skarn mineralization targets have been defined for testing in 2012 and environmental permits for drilling are currently in preparation.

2011 Management’s Discussion and Analysis	9

in United States dollars, tabular amounts in millions, except where noted

At Haquira a new 3D geological model of the porphyry system, alteration halo and regional architecture was completed in May 2011 and is currently being used to define extensions to the mineralization. A drill program with 4-6 rigs continued throughout most of the year completing over 25,000m. The drilling has been focused on extending the Haquira East mineralization to the north as well as testing the potential of sulphide mineralization below the dominantly oxide resource at Haquira West.

Several new regional prospects are under evaluation in Southern Peru with applications for new tenure and discussions for joint venture participation currently in progress.

Mauritania & West Africa

A concerted program of district scale targeting for new IOCG deposits around Guelb Moghrein continued during 2011. This program has included the collection of systematic regional geochemical and mapping data which has been compiled together with airborne gravity, magnetics and radiometrics to prioritize targets. These targets are being followed up using detailed geochemistry and ground geophysics together with RC and diamond drilling. Up to three drills have been active testing targets within a 40 km radius of the mine.

Reconnaissance exploration including mapping and geochemical sampling continued on mafic hosted Ni-Cu-PGE targets in Mali, Cote d’Ivoire and Burkina Faso as part of a ‘Strategic Alliance’ with Newgenco. Permit applications have been made over two interesting prospects in central Burkina Faso.

2011 Management’s Discussion and Analysis	10

in United States dollars, tabular amounts in millions, except where noted

SALES REVENUES

Sales revenues (after realization charges)		Q4 2011	Q4 2010	2011	2010
Kansanshi	- copper	368.4	463.2	1,909.3	1,538.4
	- gold	37.3	33.1	139.0	115.5
Guelb Moghrein	- copper	66.2	69.2	244.4	192.7
	- gold	31.0	25.9	101.8	81.7
Corporate		64.4	61.5	174.8	143.2

Sales revenues from continuing operations		567.3	652.9	2,569.3	2,071.5

Frontier	- copper	—	51.2	13.5	270.0
Bwana/Lonshi	- copper	—	3.7	0.7	51.7

Sales revenues		567.3	707.8	2,583.5	2,393.2

COPPER SELLING PRICE		USD/lb	USD/lb	USD/lb	USD/lb
Average LME cash price		3.40	3.92	4.00	3.42
Realized copper price		3.33	3.73	3.87	3.25
Treatment charges/refining charges (“TC/RC”) and freight charges		(0.32)	(0.25)	(0.27)	(0.27)

Net realized copper price		3.01	3.48	3.60	2.98

Full year 2011 sales revenues from continuing operations were 24% higher than 2010 due primarily to a 21% increase in the net realized copper price in the current year. Gold revenues increased by 22% from 2010 to $240.8 million due to the higher realized gold price in 2011.

Q4 2011 total sales revenues from continuing operations were 13% lower than the prior year period due to a 14% decrease in the net realized copper price and lower sales volumes. Q4 realization charges increased with the proportion of sales from Guelb Moghrein which incur higher freight and TC/RC charges. Gold revenues increased by 16% from Q4 2010 to $68.3 million due to the higher realized gold price in Q4 2011.

The Company’s revenues are recognized at provisional prices when title passes to the customer. Any subsequent adjustments for final pricing are materially offset by derivative adjustments and shown on a net basis in cost of sales (see “Hedging Program” for further discussion). The Company’s 2011 realized copper price per pound of contained copper is lower than the average LME cash price due to the impact of the smelter payable copper deduction on copper in concentrates of approximately 3.5%.

2011 Management’s Discussion and Analysis	11

in United States dollars, tabular amounts in millions, except where noted

SUMMARY FINANCIAL RESULTS

	Q4 2011	Q4 2010	2011	2010
Gross profit
Kansanshi	186.2	324.6	1,187.1	998.4
Guelb Moghrein	3.5	40.9	127.8	118.5
Other	(4.3)	(2.2)	(3.8)	(8.1)

Gross profit from continuing operations	185.4	363.3	1,311.1	1,108.8

Frontier	(2.7)	14.7	(3.6)	101.0
Bwana/Lonshi	—	(0.1)	0.5	1.9

Total gross profit	182.7	377.9	1,308.0	1,211.7

Exploration	(19.7)	(15.7)	(73.0)	(47.5)
General and administrative	(15.8)	(18.4)	(73.8)	(44.6)
Other income (expense)	(3.8)	(4.6)	7.3	1.8
Net finance costs	(0.1)	(3.8)	(4.6)	(18.6)
Acquisition transaction costs	—	—	—	(18.5)
Bond inducement costs	—	—	(48.4)	—
Gain on sale of investments	—	510.8	—	510.8
Impairment of assets	—	1.2	—	(609.1)
Income taxes	(49.5)	(400.1)	(460.7)	(611.2)

Net earnings for the period	93.8	447.3	654.8	374.8

Net earnings for the period attributable to:
Non-controlling interests	17.8	(7.4)	125.9	69.0
Shareholders of the Company	76.0	454.7	528.9	305.8

Comparative earnings from continuing operations	78.9	143.3	580.5	549.7

Earnings per share (USD per share)
basic	0.16	1.12	1.18	0.76
diluted	0.16	1.01	1.18	0.69

Comparative earnings per share from continuing operations	0.17	0.35	1.30	1.37

Full year exploration expenses comprise primarily of;

-	$34.9 million at Sentinel and Enterprise

-	$15.9 million at Haquira

-	$8.3 million at Guelb Moghrein

-	$6.7 million in Finland

General and administrative costs increased from 2010 due primarily to higher personnel costs driven by an increased complement of skilled employees to develop and manage the significantly expanded pipeline of projects as well as legal and other costs related to the RDC matters.

In 2011 the Company induced the conversion of its convertible bond which included transaction costs and an incentive payment totalling $48.4 million. See “Equity” for further discussion.

In 2010, the Company sold its investment in Equinox Minerals Ltd for net proceeds of $646.5 million resulting in a gain on sale of investments of $510.8 million.

2011 Management’s Discussion and Analysis	12

in United States dollars, tabular amounts in millions, except where noted

Income taxes in Q4 and for the full year in 2011 amount to an effective group tax rate of approximately 42%. This rate is driven primarily by Kansanshi’s effective income tax rate of 43%, as the tax holiday on Guelb Moghrein’s net earnings was largely offset by net losses generated in other group entities without related tax recoveries. The Guelb Moghrein tax holiday expires in Q1 2012. The prior year income tax expense includes the impairment of a Zambian tax receivable totaling $263.4 million. See “other items” for further discussion on Zambian taxes.

LIQUIDITY AND CAPITAL RESOURCES

	Q4 2011	Q4 2010	2011	2010	2009[2]
Cash flows from operating activities
before changes in working capital	89.6	304.6	825.5	901.1	678.1
after changes in working capital	(5.2)	291.1	412.3	802.9	562.6
Cash flows from financing activities	(2.8)	(89.7)	(206.3)	(151.6)	547.0
Cash flows from investing activities
Payments for property, plant and equipment	(294.4)	(125.8)	(1,108.7)	(357.6)	(361.8)
Acquisitions	—	(10.2)	—	(514.9)	(34.0)
Disposals	—	646.7	9.9	646.9	29.2

Net cash flows	(302.4)	712.1	(892.8)	425.7	743.0
Cash balance	452.1	1,344.9	452.1	1,344.9	919.2

Total assets	5,298.0	4,957.9	5,298.0	4,957.9	4,654.6
Total long-term liabilities	507.6	853.1	507.6	853.1	1,687.7

Cash flows from operating activities per share[1]
before working capital (USD per share)	$0.19	$0.75	$1.85	$2.25	$1.80
after working capital (USD per share)	$(0.01)	$0.72	$0.92	$2.00	$1.49

[1]	Cash flows per share is not recognized under IFRS. See “Regulatory Disclosures” for further information

[2]	2009 Financial information is presented in accordance with previous Canadian GAAP and may not be appropriate as a comparative basis.

2011 operating cash flows before changes in working capital decreased due the addition of higher non-cash expenses in 2010. Working capital movements during 2011 resulted in a decrease in cash of $413.2 million. Working capital movements include an increase in product and consumable inventory values of $241.1 million and a decrease in taxes payable of $124.6 million. The Company paid $224.0 million of back-taxes to the GRZ in June 2011.

2011 cash flows from financing activities include dividend payments of $79.3 million made to common shareholders of the Company as well as dividends paid to non-controlling interests of $10.8 million. The bond inducement costs of $48.4 million and the final $80.7 million repayments of the $400 million term loan facility are also included in cash flows from financing activities.

Capital expenditure for property, plant and equipment was $1,108.7 million in 2011 comprising primarily of;

-	$332.1 million at Kansanshi for the oxide circuit expansion, mine fleet and mine pit development costs,

-	$303.0 million at Ravensthorpe related to final development and costs incurred during the commissioning phase,

-	$303.4 million at Kevitsa for project development,

-	$118.9 million at Sentinel, including deposits, for long-lead plant and mine equipment

As at December 31, 2011, the Company had the following contractual obligations outstanding:

	Total	< 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	Thereafter
Debt	63.2	48.2	5.2	4.9	4.9	—	—
Accounts payable	562.8	562.8	—	—	—	—	—
Deferred payments	7.9	0.4	0.4	—	—	—	7.1
Finance leases	41.9	3.7	3.7	3.7	3.7	3.7	23.4
Commitments	380.4	380.4	—	—	—	—	—
Restoration provisions	239.7	1.3	1.3	1.3	1.3	1.3	233.2

2011 Management’s Discussion and Analysis	13

in United States dollars, tabular amounts in millions, except where noted

Total commitments of $380.4 million comprise primarily of capital expenditure commitments for property, plant and equipment related to the development of Kevitsa, Sentinel and other development projects. The Company expects to fund the commitments and contractual obligations with existing cash on hand and debt facilities, if necessary.

The Company has a significant capital expansion and development program planned for the next 2-4 years which is expected to be funded using available cash and debt facilities. As at the date of this report, the Company had approximately $1.15 billion in cash which includes the proceeds of $750.0 million from the disposal of the Company’s assets and residual claims in the RDC to ENRC (see “Other items” for further discussion).

The Company currently has the Kevitsa debt facility available for drawdown totalling $250.0 million. The Kevitsa facility is available in two tranches, tranche A of $175.0 million is required to be repaid in equal annual instalments over four years starting March 31, 2013; and tranche B of $75.0 million is required to be repaid on September 30, 2017.

On January 30, 2012 the Company announced the signing of a 5 year, $1.0 billion senior term and revolving facility at Kansanshi. The Company expects that the conditions precedent will be satisfied shortly and the facility will be available to draw before the end of Q1 2012.

The Company’s working capital, together with future cash flows from operations and available debt facilities is expected to be sufficient to fund the Company’s committed and planned capital expansion and development programs.

2011 Management’s Discussion and Analysis	14

in United States dollars, tabular amounts in millions, except where noted

Hedging program

As at December 31, 2011, the following derivative positions were outstanding:

	Maturity 2012	December 31, 2011		December 31, 2010
		Asset	Liability	Asset	Liability
Interest rate	—	—	—	—	(0.4)

Foreign currency
USD/EUR extendible collar
—Principal	€15.0m	—	(0.2)	—	—
Strike price	1.290-1.347

Copper (a)
Futures sales contracts over quotation period (tonnes)	47,775	1.9	(5.1)	3.0	(42.3)
Average price ($/tonne)	$7,515
Embedded derivative hedged by future sales contracts (tonnes)	45,763			—	—
Average price ($/tonne)	$7,554

Net provisional copper exposure (tonnes)	(2,012)

Gold (a)
Futures sales contracts over quotation period (ounces)	18,639	3.2	—	—	(0.9)
Average price ($/ounce)	$1,692
Embedded derivative hedged by future sales contracts (ounces)	18,261	—	—	—	—
Average price ($/tonne)	$1,625

Net provisional gold exposure (ounces)	(378)

Nickel (a)
Futures sales contracts over quotation period (tonnes)	1,244	—	(0.7)	—	—
Average price ($/tonne)	$18,102
Embedded derivative hedged by future sales contracts (tonnes)	644	—	—	—	—
Average price ($/tonne)	$18,280

	(600)

Other
Embedded derivative		—	(2.4)	—	(3.7)

		5.1	(8.4)	3.0	(47.3)

a) Provisional pricing and derivative contracts

A portion of the Company’s metal sales is sold on a provisional pricing basis whereby sales are recognized at prevailing metal prices when title transfers to the customer and final pricing is not determined until a subsequent date, typically two months later. The difference between final price and provisional invoice price is recognized in net earnings. In order to mitigate the impact of these adjustments on net earnings, the Company enters into derivative contracts to directly offset the pricing exposure on the provisionally priced contracts. The provisional pricing gains or losses and offsetting derivative gains or losses are both recognized as a component of cost of sales. Derivative assets are presented in other assets and derivative liabilities are presented in other liabilities with the exception of copper, gold and nickel embedded derivatives which are included within accounts receivable.

As at December 31, 2011, substantially all of the Company’s metal sales contracts subject to pricing adjustments were hedged by offsetting derivative contracts.

During 2011, the Company recorded a net gain of $2.1 million in net earnings related to its commodity price derivative contracts and provisionally priced metal sales.

2011 Management’s Discussion and Analysis	15

in United States dollars, tabular amounts in millions, except where noted

EQUITY

At the date of this report, the Company has 476,310,325 shares outstanding. Changes in common shares outstanding during 2011 are as follows:

‘000 shares
Total shares outstanding as at December 31, 2010	86,176
a) Shares issued on conversion of convertible bonds	8,957
b) Lusaka stock exchange listing	126
c) Five-for-one common share split	381,041
d) Other	10

Total shares outstanding as at December 31, 2011	476,310

a) Conversion of convertible bonds

On July 27, 2011, the Company announced a voluntary incentive payment offer in relation to the Bonds. The offer included a cash payment of $8,088.91 per $100,000 in principal amount of the Bonds (the “Incentive Payment”) and a cash payment of $1,410.68 per $100,000 in principal amount of the Bonds (the “Conversion Price Adjustment Payment”) to convert any or all of the convertible bonds due 2014. The incentive offer period expired on July 28, 2011 with 99.98% of the bondholders accepting the conversion offer. The offer was later extended to the remaining bondholder who accepted the offer in November 2011.

On August 4, 2011, the Company issued 8,955,547 common shares (44,777,735 common shares after the share split) and on December 5, 2011 the Company issued 8,957 common shares. The $460.0 million convertible debt liability and the $48.3 million equity component of the convertible debt have been transferred to common share capital. The incentive payment and other transactions costs of $48.4 million have been recognized in earnings in 2011.

b) Lusaka Stock Exchange listing

On July 20, 2011 the Company issued 125,679 common shares in connection with a listing of depositary receipts by the Company on the Lusaka Stock Exchange in Zambia (the “LuSE”). These shares, together with 7,700 common shares in the capital of the Company purchased on the open market, support the depositary receipts. First Quantum Minerals is the first mining company to list on the LuSE and these are the first depositary receipts issued in Africa. The depositary receipts are held by local Zambian investors and employees and trade under the LuSE Symbol “FQM”.

c) Common share split

On July 29, 2011, shareholders of the Company approved a five-for-one share split of the Company’s issued and outstanding common shares. The record date of the share split was August 11, 2011. The Company’s common shares began trading on a split basis from August 9, 2011.

Earnings per share have been retroactively restated on a five-for-one basis for all comparative periods.

2011 Management’s Discussion and Analysis	16

in United States dollars, tabular amounts in millions, except where noted

OTHER ITEMS

Zambian taxation

The GRZ announced in January 2008 a number of proposed changes to the tax regime in the country in relation to mining companies. These changes included a windfall tax on copper sales revenue; a variable profit tax; a concentrate export levy of 15%; an increase in the royalty rate to 3%; an increase in the income tax rate to 30%; and other changes including changes in the timing of deductibility of capital allowances and streaming of hedging losses and gains. These changes were passed by Parliament in March 2008 and the majority of changes took effect from April 1, 2008.

Under the President elected in October 2008, the GRZ reviewed these tax changes and proposed that the windfall tax be removed, the deductibility of capital allowances be reinstated to 100% in the period of expenditure and to allow hedging income be part of mining income for tax purposes. These changes were passed by Parliament in March 2009 and the majority of changes took effect from April 1, 2009. These enacted changes were not retroactive to April 1, 2008.

The Company, through its Zambian subsidiaries, is party to Development Agreements with the GRZ for its existing operations which provide an express right to full and fair compensation for any loss, damages or costs (including interest) incurred by the Company by reason of the government’s failure to comply with the tax stability guarantees set out in the Development Agreements and rights of international arbitration in the event of any dispute. Based on legal advice on its rights under the Development Agreements, the Company initially recorded a receivable from the GRZ for an amount it regarded as reasonable expected ultimate repayment of taxes in excess of that permitted under the Development Agreements. However, in November 2010, the GRZ required payment of all back taxes outstanding pursuant to the 2008 and 2009 legislation by June 30, 2011. The Company’s Zambian subsidiaries complied with the GRZ’s demand and completed the payment of all back taxes, totaling $224 million, on June 27, 2011, in addition to $80 million paid in 2010, without prejudice to its rights under the Development Agreement.

Following the change of government in 2011, the first Budget of the new government introduced a further increase in the mineral royalty tax from 3% to 6%, effective April 2012, in breach of the Development Agreements. This increased royalty was publically stated to be temporary, pending a detailed review of the mining tax regime during 2012 to be implemented in 2013.

Until resolved differently with the GRZ, the Company is recognizing and paying taxes in excess of the Development Agreement, resulting in an effective tax rate of approximately 43% at Kansanshi.

RDC

On January 5, 2012 the Company reached an agreement with ENRC to dispose of its residual claims and assets in respect of the Kolwezi Tailings project, and the Frontier and Lonshi mines and related exploration interests, all located in the Katanga Province of the RDC and to settle all current legal matters relating to these interests for a total consideration of $1.25 billion. The transaction was completed on March 2, 2012. The total consideration was comprised of $750.0 million, paid on March 2, 2012, together with a deferred consideration of $500.0 million in the form of a 3-year Promissory Note with an interest coupon of 3% payable annually in arrears. Under the terms of the acquisition, ENRC acquired, with certain limited exceptions, all of First Quantum’s assets and property either physically located within the RDC or relating to the operations formerly carried out by First Quantum and its subsidiaries in the RDC. In connection with the transaction, First Quantum, ENRC, the RDC Government, International Finance Corporation and Industrial Development Corporation have also settled all disputes relating to the companies being sold and their assets and operations in the RDC and each of First Quantum, ENRC, the RDC Government, International Finance Corporation and Industrial Development Corporation have released one another in respect of all claims and judgments relating to the foregoing or to any other matter arising in the RDC on or before the date of closing.

2011 Management’s Discussion and Analysis	17

in United States dollars, tabular amounts in millions, except where noted

SUMMARY OF RESULTS

The following unaudited tables set out a summary of the quarterly results for the Company for the last eight quarters:

Consolidated operating statistics	2009(1)	Q1 10	Q2 10	Q3 10	Q4 10	2010	Q1 11	Q2 11	Q3 11	Q4 11	2011
Revenues
Copper	$1,706.4	$507.9	$495.5	$541.8	$650.8	$2,196.0	$651.6	$606.9	$585.0	$474.4	$2,317.9
Gold	156.0	43.3	44.3	52.6	57.0	197.2	53.6	53.1	66.0	68.2	240.9
Other revenues	1.8	—	—	—	—	—	—	—	—	24.7	24.7
Total sales revenues	1,864.2	551.2	539.8	594.4	707.8	2,393.2	705.2	660.0	651.0	567.3	2,583.5
Direct operating costs	733.4	224.8	269.1	267.0	291.1	1,052.0	244.1	270.3	306.7	344.6	1,165.7
Impairment charge	—	—	306.6	303.7	(1.2)	609.1	—	—	—	—	—
Net earnings (loss) attributable to shareholders of the Company	463.4	150.3	(182.0)	(117.2)	454.7	305.8	206.7	155.3	90.9	76.0	528.9
Basic earnings (loss) per share	$1.23	$0.37	$(0.45)	$(0.29)	$1.12	$0.76	$0.48	$0.36	$0.20	$0.16	$1.18
Diluted earnings (loss) per share	$1.18	$0.34	$(0.45)	$(0.29)	$1.01	$0.69	$0.44	$0.33	$0.20	$0.16	$1.18
Weighted average # shares (000’s)	377,540	403,345	401,340	401,100	405,801	401,322	428,770	428,775	456,865	474,071	447,224
Dividends declared per common share ($CDN per share)	C$0.016	C$0.103	—	C$0.039	—	C$0.142	C$0.121	—	C$0.053	—	C$0.174
Cash flows from operating activities per share
Before working capital movements	$1.80	$0.54	$0.49	$0.46	$0.75	$2.25	$0.61	$0.52	$0.55	$0.19	$1.85
After working capital movements	$1.49	$0.41	$0.84	$0.02	$0.72	$2.00	$0.87	($0.13)	$0.21	($0.01)	$0.92
Copper selling price
Realized copper price (per lb)	2.40	3.12	2.98	3.18	3.73	3.25	4.23	4.05	3.84	3.33	3.87
Tolling and refining charges (per lb)	(0.08)	(0.10)	(0.06)	(0.03)	(0.02)	(0.06)	(0.03)	(0.04)	(0.06)	(0.06)	(0.05)
Freight parity charges (per lb)	(0.16)	(0.19)	(0.22)	(0.22)	(0.23)	(0.21)	(0.19)	(0.20)	(0.24)	(0.26)	(0.22)
Net realized copper price (per lb)	2.16	2.83	2.70	2.93	3.48	2.98	4.01	3.81	3.54	3.01	3.60
Net realized gold price (per oz)	839	886	1,000	1,169	1,085	1,047	1,183	1,382	1,386	1,386	1,335
Total copper produced (tonnes)	373,940	85,062	85,402	76,633	75,920	323,017	74,888	64,587	58,785	67,316	265,576
Total copper sold (tonnes)	366,581	81,441	74,421	79,408	76,290	311,560	70,665	65,511	71,443	65,638	273,257
Total gold produced (ounces)	193,288	44,642	51,471	46,718	48,564	191,395	49,146	41,087	41,468	43,524	175,225
Total gold sold (ounces)	185,907	48,995	44,300	44,934	50,139	188,368	45,349	38,426	47,458	49,209	180,442
Cash Costs (C1) (per lb) (2)	$0.96	$1.21	$1.21	$1.21	$1.06	$1.18	$1.15	$1.43	$1.52	$1.53	$1.41
Total Costs (C3) (per lb) (2)	$1.22	$1.49	$1.49	$1.59	$1.35	$1.47	$1.48	$1.78	$1.85	$1.97	$1.76
Copper Inventory (tonnes)
Kansanshi	22,059	18,979	20,621	20,468	28,023	28,023	28,892	27,439	16,301	21,643	21,643
Guelb Moghrein	3,041	4,096	8,896	8,092	7,079	7,079	11,140	11,759	10,032	6,598	6,598
Frontier	963	6,228	10,648	8,032	1,651	1,651	89	10	—	—	—
Bwana	—	182	502	450	—	—	—	—	—	—	—
Total copper inventory	26,063	29,485	40,667	37,042	36,753	36,753	40,121	39,208	26,333	28,241	28,241

(1)	2009 Financial information is presented in accordance with previous Canadian GAAP and may not be appropriate as a comparative basis.
(2)	For the definition of cash costs and total costs, reference should be made to the Regulatory Disclosures section.

2011 Management’s Discussion and Analysis	18

in United States dollars, tabular amounts in millions, except where noted

Kansanshi statistics	2009(1)	Q1 10	Q2 10	Q3 10	Q4 10	2010	Q1 11	Q2 11	Q3 11	Q4 11	2011
Mining
Waste mined (000’s tonnes)	20,802	2,921	4,998	9,008	6,920	23,847	6,700	13,087	16,133	15,848	51,768
Ore mined (000’s tonnes)	18,681	3,712	6,076	6,394	6,863	23,045	6,152	6,025	5,761	6,568	24,506
Processing (1)
Sulphide ore processed (000’s tonnes)	11,994	2,449	2,791	2,443	2,699	10,382	2,318	2,724	2,185	1,628	8,855
Sulphide ore grade processed (%)	1.0	0.8	0.7	0.8	0.8	0.8	0.9	0.7	0.4	0.6	0.7
Sulphide ore recovery (%)	93	93	93	93	93	93	94	93	88	92	91
Mixed ore processed (000’s tonnes)	3,588	1,249	1,288	1,289	1,636	5,462	1,638	1,696	2,057	2,986	8,377
Mixed ore grade processed (%)	1.4	1.4	1.3	1.2	1.3	1.3	1.2	1.0	0.9	1.0	1.0
Mixed ore recovery (%)	65	63	68	67	70	67	68	62	61	64	63
Oxide ore processed (000’s tonnes)	5,661	1,250	1,408	1,495	1,521	5,674	1,517	1,469	1,594	1,492	6,072
Oxide ore grade processed (%)	2.2	2.1	2.2	2.4	2.4	2.2	2.4	2.1	2.3	2.3	2.3
Oxide ore recovery (%)	83	93	90	78	84	86	84	86	84	88	86
Copper cathode produced (tonnes)	92,044	19,180	20,667	21,914	24,921	86,682	25,445	21,037	25,173	24,838	96,493
Copper cathode tolled produced (tonnes)	87,015	27,201	20,350	23,564	26,386	97,501	26,655	23,478	22,782	18,515	91,430
Copper in concentrate produced (tonnes)	65,920	7,202	15,091	9,723	14,925	46,941	12,697	11,641	2,224	15,810	42,372
Total copper production	244,979	53,583	56,108	55,201	66,232	231,124	64,797	56,156	50,179	59,163	230,295
Concentrate grade (%)	27.8	27.3	27.3	24.7	24.0	24.9	23.0	22.1	19.1	24.4	22.3
Gold produced (ounces)	99,936	24,272	26,919	29,456	28,982	109,629	30,612	25,417	26,677	29,580	112,286
Cash Costs (per lb) (2)
Mining	$0.32	$0.45	$0.45	$0.45	$0.39	$0.44	$0.42	$0.55	$0.52	$0.63	$0.53
Processing	0.50	0.60	0.57	0.57	0.55	0.58	0.62	0.76	0.97	0.81	0.79
Site administration	0.02	0.03	0.02	0.03	0.06	0.03	0.04	0.06	0.09	0.06	0.06
TC/RC and freight charges	0.29	0.29	0.26	0.29	0.30	0.28	0.30	0.30	0.31	0.32	0.31
Gold credit	(0.14)	(0.19)	(0.25)	(0.25)	(0.23)	(0.23)	(0.24)	(0.26)	(0.33)	(0.30)	(0.28)
Cash Costs (C1) (per lb)(2)	$0.99	$1.18	$1.05	$1.09	$1.07	$1.10	$1.14	$1.41	$1.56	$1.52	$1.41
Total Costs (C3) (per lb)(2)	$1.27	$1.39	$1.26	$1.42	$1.29	$1.31	$1.39	$1.68	$1.87	$1.90	$1.70
Revenues ($ millions)
Copper cathodes	$871.1	$308.5	$271.7	$293.2	$366.6	$1,240.0	$494.0	$444.2	$424.1	$302.6	$1,664.9
Copper in concentrates	280.0	65.0	64.9	71.9	96.6	298.4	69.2	47.6	61.8	65.8	244.4
Gold	74.4	22.4	30.5	29.5	33.1	115.5	34.1	31.9	35.7	37.3	139.0
Total sales revenues	$1,225.5	$395.9	$367.1	$394.6	$496.3	$1,653.9	$597.3	$523.7	$521.6	$405.7	$2,048.3
Copper cathode sold (tonnes)	96,160	18,953	20,215	21,329	20,285	80,782	29,412	26,370	29,350	24,522	109,654
Copper tolled cathode sold(tonnes)	87,016	26,995	20,350	23,564	26,386	97,295	26,655	23,478	22,782	18,514	91,429
Copper in concentrate sold(tonnes)	56,402	10,516	14,101	10,462	12,033	47,112	7,006	7,773	8,970	11,000	34,749
Gold sold (ounces)	94,646	26,739	29,741	29,907	29,355	115,742	31,210	25,944	29,592	27,742	114,488

(1)	2009 Financial information is presented in accordance with previous Canadian GAAP and may not be appropriate as a comparative basis.
(2)	For the definition of cash costs and total costs, reference should be made to the Regulatory Disclosures section

2011 Management’s Discussion and Analysis	19

in United States dollars, tabular amounts in millions, except where noted

Guelb Moghrein statistics	2009(1)	Q1 10	Q2 10	Q3 10	Q4 10	2010	Q1 11	Q2 11	Q3 11	Q4 11	2011
Mining
Waste mined (000’s tonnes)	8,804	2,803	2,609	2,491	1,924	9,827	2,267	3,114	3,696	4,162	13,239
Ore mined (000’s tonnes)	2,744	690	812	823	720	3,045	931	661	878	1,140	3,610
Processing (1)
Sulphide ore processed (000’s tonnes)	2,287	660	744	644	748	2,796	758	631	668	634	2,691
Sulphide ore grade processed (%)	1.8	1.4	1.6	1.4	1.4	1.5	1.4	1.5	1.4	1.4	1.4
Recovery (%)	89	90	87	92	91	91	92	91	91	91	91
Copper in concentrate produced (tonnes)	36,608	8,405	10,390	8,487	9,687	36,969	10,091	8,429	8,606	8,155	35,281
Gold produced (ounces)	93,352	20,370	24,552	17,262	19,582	81,766	18,534	15,670	14,791	13,943	62,938
Cash Costs (per lb) (2)
Mining	$0.22	$0.31	$0.25	$0.36	$0.49	$0.35	$0.40	$0.46	$0.78	$0.69	$0.57
Processing	0.54	0.68	0.64	0.88	0.87	0.77	0.82	1.20	1.28	1.45	1.17
Site administration	0.14	0.16	0.16	0.28	0.40	0.25	0.25	0.38	0.23	0.39	0.31
TC/RC and freight parity charges	0.48	0.42	0.48	0.51	0.48	0.48	0.47	0.62	0.49	0.69	0.57
Gold credit	(0.94)	(0.98)	(0.45)	(1.24)	(1.21)	(0.95)	(0.68)	(1.04)	(1.45)	(1.59)	(1.16)
Cash Costs (C1) (per lb) (2)	$0.44	$0.59	$1.08	$0.79	$1.03	$0.90	$1.26	$1.62	$1.33	$1.63	$1.46
Total Costs (C3) (per lb) (2)	$0.83	$1.40	$1.69	$1.85	$1.79	$1.65	$2.03	$2.49	$1.89	$2.45	$2.20
Revenues ($ millions)
Copper in concentrates	$115.7	$40.4	$26.8	$56.3	$69.2	$192.7	$49.1	$56.8	$72.3	$66.2	$244.4
Gold	81.6	20.9	13.8	21.1	25.9	81.7	19.5	21.2	30.1	31.0	101.8
Total revenues	$197.3	$61.3	$40.6	$77.4	$95.1	$274.4	$68.6	$78.0	$102.4	$97.2	$346.2
Copper in concentrate sold (tonnes)	35,436	7,350	5,591	9,291	10,700	32,932	6,031	7,810	10,332	11,601	35,774
Gold sold (ounces)	91,262	22,256	14,559	15,027	20,784	72,626	14,139	12,482	17,866	21,467	65,954

Frontier statistics	2009(1)	Q1 10	Q2 10	Q3 10	Q4 10	2010	Q1 11	Q2 11	Q3 11	Q4 11	2011
Copper in concentrate produced (tonnes)	92,353	20,786	16,181	10,541	—	47,508	—	—	—	—	—
Cash Costs (C1) (per lb) (2)	$1.13	$1.54	$1.82	$2.22	—	$1.77	—	—	—	—	—
Total Costs (C3) (per lb) (2)	$1.30	$1.80	$2.19	$2.55	—	$2.10	—	—	—	—	—
Revenues ($ millions)											—
Copper in concentrates	$439.2	$80.0	$64.4	$74.4	$51.2	$270.0	$13.7	($0.5)	$0.3	—	$13.5
Copper in concentrate sold (tonnes)	91,567	15,521	11,762	12,360	6,381	46,024	1,562	79	10	—	1,651

Bwana/Lonshi statistics	2009(1)	Q1 10	Q2 10	Q3 10	Q4 10	2010	Q1 11	Q2 11	Q3 11	Q4 11	2011
Copper cathode produced (tonnes)	—	2,288	2,723	2,404	—	7,415	—	—	—	—	—
Acid produced (tonnes)	96,502	22,747	66,527	14,896	12,395	116,565	34,131	67,103	81,890	87,547	270,671
Cash Costs (C1) (per lb) (2)	—	$1.27	$1.34	$1.24	—	$1.28	—	—	—	—	—
Total Costs (C3) (per lb) (2)	—	$1.40	$1.34	$1.54	—	$1.43	—	—	—	—	—
Revenues ($ millions)
Copper in cathodes	$0.4	$14.0	$16.6	$17.4	$3.7	$51.7	$0.2	$0.5	—	—	$0.7
Copper cathodes sold (tonnes)	—	2,106	2,402	2,402	505	7,415	—	—	—	—	—
Copper cathode produced (tonnes)	—	2,288	2,723	2,404	—	7,415	—	—	—	—	—

(1)	2009 Financial information is presented in accordance with previous Canadian GAAP and may not be appropriate as a comparative basis.
(2)	For the definition of cash costs and total costs, reference should be made to the Regulatory Disclosures section

2011 Management’s Discussion and Analysis	20

in United States dollars, tabular amounts in millions, except where noted

REGULATORY DISCLOSURES

Seasonality

The Company’s results as discussed in this MD&A are subject to seasonal aspects, in particular the rain season in Zambia. The rain season in Zambia generally starts in November and continues through April, with the heaviest rainfall normally experienced in the months of January, February and March. As a result of the rain season, pit access and the ability to mine ore is lower in the first quarter of the year than other quarters and the cost of mining is higher.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as of the date of this report.

Calculation of Cash Costs and Total Costs

The consolidated cash costs (C1) and total costs (C3) presented by the Company are measures that are prepared on a basis consistent with the industry standard Brook Hunt definitions but are not measures recognized under IFRS. In calculating the cash and total costs for each segment, the costs are prepared on the same basis as the segmented financial information that is contained in the financial statements.

For the purposes of calculating the cash costs at Kansanshi, TC/RC that are normally deducted from concentrate revenues are added to the cash costs to show the cash costs of producing finished copper. The revenues presented in the income statement for concentrates are shown net of these deductions and therefore the cost of sales in the financial statements does not include TC/RC.

Cash costs include all mining and processing costs less any profits from by-products such as gold or acid that is allocated to that segment. Treatment and refining revenue deductions on concentrates are added to cash costs to arrive at an approximate cost of finished copper. Total costs are cash costs plus depreciation, interest, royalties and realized foreign exchange costs.

Calculation of Operating Cash Flow per Share

The calculations of operating cash flow per share, before and after working capital movements, are measures that are not recognized under IFRS. In calculating the operating cash flow per share, before and after working capital movements, the operating cash flow calculated for IFRS purposes is divided by the basic weighted average common shares outstanding for the respective period.

Calculation of comparative earnings from continuing operations

Comparative earnings from continuing operations and comparative earnings per share from continuing operations have been adjusted to remove the effect of asset impairments, acquisition transaction costs incurred in 2010 and bond inducement costs in 2011. These measures are not recognized under IFRS. The Company has disclosed these measures in order to provide assistance in understanding the results of our operations and are meant to provide additional information to investors. These measures may differ from those used by other issuers.

	Q4 2011	Q4 2010	2011	2010
Net earnings attributable to shareholders of the Company	76.0	454.7	528.9	305.8
Add (deduct):
Bond inducement costs	—	—	48.4	—
Asset impairments (net of tax and non-controlling interests)	—	209.4	—	772.4
Gain on sale of investments	—	(510.8)	—	(510.8)
Acquisition transaction costs	—	—	—	18.5
Net (earnings)/loss from Frontier before asset impairments	2.6	(14.3)	3.1	(51.0)
Net (earnings)/loss from Bwana/Lonshi before asset impairments	0.3	4.3	0.1	14.8

Comparative earnings from continuing operations	78.9	143.3	580.5	549.7

Earnings per share as reported	$0.16	$1.12	$1.16	$0.76
Comparative earnings per share from continuing operations	$0.17	$0.35	$1.30	$1.37

2011 Management’s Discussion and Analysis	21

in United States dollars, tabular amounts in millions, except where noted

International Financial Reporting Standards

The Canadian Accounting Standards Board required all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s first filing under IFRS was the Q1 2011 filing which contains IFRS compliant financial statements on a comparative basis. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy.

Note 4 to the consolidated financial statements includes additional detail on our key Canadian GAAP to IFRS differences, our accounting policy decisions and IFRS, First-Time Adoption of International Financial Reporting Standards, optional exemptions for significant or potentially significant areas that have had an impact on our financial statements on transition to IFRS or may have an impact in future periods.

Implementation

The Company has identified IFRS versus Canadian GAAP differences and various policy choices available under IFRS. Below is a reconciliation of assets, liabilities, equity, comprehensive income and cash flows of the Company from those reported under Canadian GAAP to IFRS.

Assets

		December 31, 2010	January 1, 2010
Total assets under Canadian GAAP		5,258.6	4,564.6
Adjustments for differing accounting treatments
Kolwezi project fair value adjustment	i	—	(399.8)
Restoration provision	ii	73.8	3.6
Borrowing costs	iii	41.1	—
Deferred income tax
Mineral property acquisitions	iv(a)	(419.9)	(181.3)
Convertible bond issuance	iv(c)	—	(12.4)
Intercompany inventory sales	iv(e)	4.3	—

Total assets under IFRS		4,957.9	3,974.7

Liabilities

		December 31, 2010	January 1, 2010
Total liabilities under Canadian GAAP		2,129.5	1,687.7
Adjustments for differing accounting treatments
Restoration provision	ii	75.3	4.8
Deferred income tax
Mineral property acquisitions	iv(a)	(404.3)	(175.9)
Intercompany inventory sales	iv(e)	17.9	—

Total liabilities under IFRS		1,818.4	1,516.6

2011 Management’s Discussion and Analysis	22

in United States dollars, tabular amounts in millions, except where noted

Equity

		December 31, 2010	January 1, 2010
Total equity under Canadian GAAP		3,129.1	2,876.9
Adjustments for differing accounting treatments
Share capital
Deferred income tax
Share issuance costs	iv(b)	3.2	3.2
Convertible bond issuance	iv(c)	(8.6)	(8.6)
Retained earnings
Kolwezi project fair value adjustment	i	—	(399.8)
Restoration provision	ii	(1.5)	(1.2)
Borrowing costs	iii	41.1	—
Deferred income tax
Mineral property acquisitions	iv(a)	(15.6)	(5.4)
Share issuance costs	iv(b)	(3.2)	(3.2)
Convertible bond issuance	iv(c)	8.6	(3.8)
Intercompany inventory sales	iv(e)	(13.6)	—

Total equity under IFRS		3,139.5	2,458.1

Comprehensive income (loss)

		Year ended
		December 31, 2010
Total comprehensive loss under Canadian GAAP		(350.6)
Increase (decrease) in net income for:
Kolwezi project fair value adjustment	i	399.8
Restoration provision	ii	(0.3)
Borrowing costs	iii	41.1
Deferred income tax
Mineral property acquisitions	iv(a)	(10.2)
Convertible bond issuance	iv(c)	12.4
Intercompany inventory sales	iv(e)	(13.6)

Total comprehensive income under IFRS		78.6

In addition to the measurement differences impacting comprehensive income, there are also differences in the presentation of items included in comprehensive income. In addition to the reclassifications included in the notes below under Canadian GAAP derivative instruments were included in revenues and other income and now have been classified to cost of sales under IFRS.

Presentation differences in comprehensive income (loss)

Year ended
December 31, 2010
Increase in sales revenue	15.0
Increase in cost of sales	(13.9)
Decrease in other income	(1.1)

Total	—

2011 Management’s Discussion and Analysis	23

in United States dollars, tabular amounts in millions, except where noted

Cash flows

The adoption of IFRS has had no impact on the net cash flows of the Company. The changes made to the statements of consolidated earnings and consolidated balance sheets have resulted in reclassification of various amounts on the statements of cash flows, however as there have been no changes to the net cash flows no reconciliations have been prepared.

Notes to the IFRS reconciliations above:

i)	IAS 16 Property, plant and equipment

Impairment

In accordance with Canadian GAAP, impairment testing was a two-step process. The first step, using undiscounted cash flows was undertaken to determine if impairment exists. If impairment was identified, the second step was undertaken to determine the amount of the impairment to be recorded. IAS 36 Impairment of Assets uses a one-step approach for both identifying and measuring impairments, which is based on comparing the carrying value to the recoverable amount. The recoverable amount is the higher of fair value less selling costs and value in use, which is based on discounted cash flows. The use of an undiscounted cash flow model under Canadian GAAP did not result in any impairments at the Transition Date. The use of a discounted cash flow model to determine the recoverable amount indicated a material impairment to the Company’s carrying value of the Kolwezi project under IFRS.

In accordance with IFRS 1, the Company elected to measure the Kolwezi project at January 1, 2010 at fair value and use that fair value as its deemed cost. The fair value of the Kolwezi project at January 1, 2010 was $280.0 million which resulted in a $399.8 million write down of property, plant and equipment and a corresponding adjustment to opening retained earnings.

In June 2010 under both Canadian GAAP and IFRS a complete impairment of the Kolwezi project was recorded.

ii)	IAS 37 Provisions, Contingent Liabilities and Contingent Assets

Restoration provisions

Consistent with IFRS, restoration provisions have been previously measured based on the estimated cost of restoration, discounted to its net present value upon initial recognition. However, adjustments to the current discount rate were not reflected in the provisions or the related assets under Canadian GAAP unless there was an upward revision in the future cost estimates. The Company elected to apply the exemption from full retrospective application as allowed under IFRS 1. As such, the Company has remeasured the restoration liability as at the Transition Date under IAS 37, estimated the amount to be included in the related asset by discounting the liability to the date in which the liability arose, and recalculated the accumulated amortization under IFRS. The increase in restoration provision was $4.8 million at January 1, 2010 and $75.3 million at December 31, 2010, the increase in mineral properties was $3.6 million at January 1, 2010 and $73.8 million at December 31, 2010, the adjustment to retained earnings was $1.2 million at January 1, 2010 and other expenses increased $1.2 million at December 31, 2010. The net restoration provision adjustment at the transition date for the Kolwezi and Frontier projects was $0.9 million and was reversed during 2010 as part of the net asset impairments. The $70.2 million increase in the provision from January 1, 2010 to December 31, 2010 is primarily due to the fair value of the restoration provision acquired in the Ravensthorpe acquisition.

Under Canadian GAAP, the unwinding of the discount was included in cost of sales and has now been reclassified to finance cost as required under IFRS. The increase to finance costs was $1.0 million for the year ended December 31, 2010.

iii)	IAS 23 Borrowing costs

Under IFRS, there are no policy choices available for the capitalization of borrowing costs. IFRS requires borrowing costs to be capitalized on qualifying assets which take a substantial period of time to prepare for their intended use. A weighted average capitalization rate based on the Company’s outstanding debt was used to calculate the amount of borrowing costs to capitalize on the qualifying assets at January 1, 2010 and acquired during 2010. The increase in property, plant and equipment was nil at January 1, 2010 and $41.1 million at December 31, 2010, with a corresponding decrease in interest expense.

2011 Management’s Discussion and Analysis	24

in United States dollars, tabular amounts in millions, except where noted

iv)	IAS 12 Deferred taxes

a. Mineral property acquisitions

Under Canadian GAAP the Company recognized a deferred income tax liability on temporary differences arising on the initial recognition of mineral properties acquired other than in business combinations. IAS 21, Income Taxes does not permit the recognition of deferred taxes on such transactions. The impact of the derecognition of the deferred taxes was a reduction of $175.9 million to the deferred tax liability at January 1, 2010 and $404.3 million at December 31, 2010, a reduction of property, plant and equipment of $181.3 million at January 1, 2010 and $419.9 million at December 31, 2010, an increase to deferred income tax expense of $5.9 million at December 31, 2010 as a reduction to the deferred income tax liability was reversed, and an adjustment to retained earnings of $5.4 million at January 1, 2010 and foreign exchange loss of $4.3 million at December 31, 2010 as a portion of the deferred tax liability was denominated in a foreign currency and accordingly had been revalued using the foreign exchange rate at the balance sheet dates.

b. Share issuance costs

IFRS requires current and deferred taxes be recognized in equity when they relate to transactions or events recognized in equity in either the same or a different period. The deferred income tax related to the share issuance costs under Canadian GAAP had not been net against share capital. The impact of recognizing the deferred income taxes in share capital is an increase of $3.2 million in share capital and a $3.2 million reduction to retained earnings at January 1, 2010.

c. Convertible bond issue

Under IFRS the deferred tax consequences of a financial instrument containing both a liability and equity component is recognized both in profit or loss and in equity in accordance with the component parts under IFRS. The deferred income tax related to the liability component of the convertible bond was not recorded under Canadian GAAP. The impact of recognizing the deferred income taxes in equity is a decrease of $12.4 million of deferred tax asset at January 1, 2010 and nil at December 31, 2010, a decrease in share capital of $8.6 million at January 1, 2010 and December 31, 2010 and an adjustment to retained earnings of $3.8 million at January 1, 2010, and a decrease of $12.4 million at December 31, 2010.

d. Non-monetary assets and liabilities

Under IAS 12, where the non-monetary assets and liabilities of an entity are measured in its functional currency but the taxable profit or tax loss and the tax base of its non-monetary assets and liabilities is determined in a different currency, deferred income tax is recognized. The review of non-monetary asset balances translated using the relevant closing exchange rates at January 1, 2010, March 31, 2010 and December 31, 2010 did not result in an adjustment to our balance sheets or statements of comprehensive income under IFRS, but may have a material impact on our tax expense in future periods.

a. Tax on intercompany inventory sales

Under IAS 12, unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. The tax effect of the transaction is calculated with reference to the local tax rate of the company that holds the inventory at the period-end. Canadian GAAP prohibits the recognition of a deferred tax asset for the difference between the tax basis of the assets in the buyer’s tax jurisdiction and the cost as reported in the historical consolidated financial statements and requires the deferral of the seller’s tax expense incurred upon the intercompany sale. The impact of recognizing the deferred income tax on the intercompany sales is nil to the deferred tax asset at January 1, 2010 and an increase of $4.3 million at December 31, 2010, nil to the deferred tax liability at January 1, 2010 and an increase of $17.9 million at December 31, 2010 and an increase of deferred tax expense of $13.6 million at December 31, 2010.

Control activities

For all changes to policies and procedures that were identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures was assessed and any changes implemented. The Company applied the existing control framework to the IFRS changeover process and there were no significant changes. In 2010, all accounting policy changes and transitional financial position impacts were reviewed by senior management and the Audit Committee of the Board of Directors.

Financial Reporting Expertise

The Company has an IFRS implementation team in place and employees involved with the implementation completed topic-specific training. The Company continues to provide more detailed training on the application of IFRS accounting policies and the potential impact on our consolidated financial statements to key finance employees.

Business Activities

The Company assessed the impact of the IFRS transition project on our financial covenants and key ratios. There is no material impact of the IFRS transition project on our debt compliance.

2011 Management’s Discussion and Analysis	25

in United States dollars, tabular amounts in millions, except where noted

Information Technology and Systems

The Company has implemented accounting and consolidation systems in various parts of its business and changes in accounting policies, processes and collection of additional information for disclosure is incorporated in the implementation of these systems.

Review

The review phase involves continuous monitoring of changes in IFRS. As noted above IFRS accounting standards, and the interpretation thereof, are constantly evolving. As a result, the Company will continue to monitor and evaluate IFRS accounting developments as they occur.

Accounting standards issued but not yet effective

Standards and interpretations issued but not yet effective up to the date of issuance of the financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards when they become effective.

IAS 1 Financial statement presentation – Presentation of Items of Other Comprehensive Income.

The amendments of IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or ‘recycled’) to earnings at a future point in time would be presented separately from items that will never be reclassified. The amendment affects presentation only and has no impact on the Company’s financial position or performance. The amendment becomes effective for annual periods beginning on or after July 1, 2012.

IFRS 9 Financial instruments: Classification and Measurement

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company is yet to assess IFRS 9’s full impact. The standard becomes effective for annual periods beginning on or after January 1, 2015.

IFRS 10 – Consolidated Financial Statements

The amendments of IFRS 10 change the definition of control under IFRS so that the same criteria are applied to all entities to determine control. The company is yet to assess IFRS 10’s full impact. The standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS11 – Joint Arrangements

The amendments of IFRS 11 reduce the types of joint arrangement to two: joint ventures and joint operations. IFRS11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. The company is yet to assess IFRS 11’s full impact. The standard becomes effective for annual periods beginning on or after January 1, 2013

IFRS 12 – Disclosure of Interest in Other Entities

The amendments of IFRS 12 sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates. The amendment affects presentation only and has no impact upon the company’s financial position or performance. The standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 13 Fair Value Measurement

This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The Company is yet to assess IFRS 13’s full impact. The standard becomes effective for annual periods beginning on or after January 1, 2012.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

The Interpretation of IFRIC 20 gives clarification on the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement. The company is yet to assess IFRIC 20’s full impact. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013.

2011 Management’s Discussion and Analysis	26

in United States dollars, tabular amounts in millions, except where noted

Critical Accounting Estimates

Many of the amounts included in the financial statements involve the use of judgement and/or estimation. These judgements and estimates are based on managements’ best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ from the amounts included in the financial statements. Information about such judgements and estimates are contained in the accounting policies and/or the notes to the financial statements. The key areas are summarised below:

Determination of useful lives of assets for depreciation and amortization purposes

Property, plant and equipment are primarily amortized over the estimated lives of the assets on a units-of-production basis. The calculation of the units-of-production rate, and therefore the annual depreciation, depletion and amortization expense could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in the commodity prices used in the estimation of mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Determination of ore reserves and resources

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. As a result, management will form a view of forecast sales prices, based on current and long-term historical average price trends.

Changes in the proven and probable reserves estimates may impact the carrying value of property, plant and equipment, restoration provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

Review of asset carrying values and impairment charges

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income.

Management’s determination of recoverable amounts include estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

Estimation of the amount and timing of restoration and remediation costs

Accounting for restoration provisions requires management to make estimates of the future costs the Company will incur to complete the restoration and remediation work required to comply with existing laws and regulations at each mining operation and any environmental and social principles the Company is in compliance with. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of restoration work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for restoration.

The provision represents management’s best estimate of the present value of the future restoration and remediation costs. The actual future expenditures may differ from the amounts currently provided.

Income tax

Judgment is required in determining whether deferred tax assets are recognized on the balance sheet. Deferred tax assets, including those arising from un-utilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted.

2011 Management’s Discussion and Analysis	27

in United States dollars, tabular amounts in millions, except where noted

Financial instruments risk exposure

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks, and management’s objectives, policies and procedures for managing these risks are disclosed as follows:

Credit risk

The Company’s credit risk is primarily attributable to cash and bank balances, short-term deposits, derivative instruments and accounts receivable.

The Company limits its credit exposure on cash held in bank accounts by holding its key transactional bank accounts with banks of investment grade. As the Company has its operations in developing countries, it is unavoidable that some cash is held with regional banks in areas where the banking system does not operate as efficiently as in major financial centres. In these circumstances, the Company attempts to keep only minimal balances with such banks.

The Company manages its credit risk on short-term deposits by only investing with counterparties that carry investment grade ratings as assessed by external rating agencies and spreading the investments across these counterparties. Under the Company’s risk management policy, allowable counterparty exposure limits are determined by the level of the rating unless exceptional circumstances apply. A rating of “A-” grade or equivalent is the minimum allowable rating required as assessed by international credit rating agencies. Likewise, it is the Company’s policy to deal with banking counterparties for derivatives who are rated “A-” grade or above by international credit rating agencies and graduated counterparty limits are applied depending upon the rating.

Exceptions to the policy for dealing with relationship banks with ratings below “A-” are reported to, and approved by, the Audit Committee. As at December 31, 2011 substantially all cash and short-term deposits are with counterparties with ratings “A-” or higher.

The Company’s credit risk associated with trade accounts receivable is managed through establishing long-term contractual relationships with international trading companies using industry-standard contract terms. More than 70% of the Company’s product sales and trade accounts receivable are generated from four customers each representing greater than 10% of the total sales for the year. Other accounts receivable consist of amounts owing from government authorities in relation to the refund of value-added taxes applying to inputs for the production process and property, plant and equipment expenditures.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Liquidity risk

The Company manages liquidity risk by maintaining cash and cash equivalent balances and available credit facilities to ensure that it is able to meet its short-term and long-term obligations as and when they fall due. Company-wide cash projections are managed centrally and regularly updated to reflect the dynamic nature of the business and fluctuations caused by commodity price and exchange rate movements.

In addition, the Company was obligated under its corporate revolving credit and term loan facility to maintain liquidity and satisfy various ratio tests on an historical and prospective cash flow basis. These ratios were in compliance during the year ended December 31, 2011 and December 31, 2010.

Market risks

a) Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices of copper, gold and nickel. The Company is also exposed to commodity price risk on diesel fuel through its mining operations and sulphur through its acid production. The Company’s risk management policy allows for the management of these exposures through the use of derivative financial instruments.

As at December 31, 2011 and December 31, 2010, the Company had entered into derivative contracts for copper, gold and nickel in order to reduce the effects of fluctuations in metal prices between the time of the shipment of metal from the mine site and the date agreed for pricing the final settlement.

As at December 31, 2011 and December 31, 2010, the Company had not entered into any diesel or sulphur derivative contracts and no commodity hedging in respect of copper, gold or nickel production had been undertaken

The Company’s commodity price risk related to accounts receivable concerns changes in fair value of embedded derivatives in accounts receivable reflecting copper and gold sales provisionally priced based on the forward price curve at the end of each quarter and the commodity price risk related to long-term debt concerns the embedded copper derivative in the Kansanshi subordinated debt facility.

b) Interest rate risk

The Company’s interest rate risk arises from interest paid on floating rate borrowings and the interest received on cash and short-term deposits.

2011 Management’s Discussion and Analysis	28

in United States dollars, tabular amounts in millions, except where noted

Deposits are invested on a short-term basis to ensure adequate liquidity for payment of operational and capital expenditures. To date no interest-rate management products, such as swaps, are used in relation to deposits.

The Company manages its interest rate risk on borrowings on a net basis after first recognizing the natural hedge arising from floating rate deposits. The Company has a policy allowing floating-to-fixed interest rate swaps targeting 50% of exposure over a five year period. As at December 31, 2011, the Company held no floating-to-fixed interest rate swap. As at December 31, 2010 the Company held a floating-to-fixed interest rate swop maturing in line with the corporate revolving loan and short-term facility which covered 18% of the Company’s floating rate debt at a rate of 1.80% per annum.

c) Foreign exchange risk

The Company’s functional and reporting currency is USD. As virtually all of the Company’s revenues are derived in USD and the majority of its business is conducted in USD, foreign exchange risk arises from transactions denominated in currencies other than USD. Commodity sales are denominated in USD, the majority of borrowings are denominated in USD and the majority of operating expenses are denominated in USD. The Company’s primary foreign exchange exposures are to the local currencies in the countries where the Company’s operations are located, principally the Zambian kwacha, Australian dollar and Mauritanian ouguiya; and to the local currencies of suppliers who provide capital equipment for project development, principally the AUD, the Euro, the Japanese Yen and the South African Rand.

The Company’s risk management policy allows for the management of exposure to local currencies through the use of financial instruments at a targeted amount of up to 100% for exposures within one year down to 50% for exposures in five years.

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as of December 31, 2011 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in the securities legislation.

Since the December 31, 2011 evaluation, there have been no adverse changes to the Company’s controls and procedures and they continue to remain effective.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the annual or interim financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2011 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

There were no changes in the Company’s business activities during the period ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

2011 Management’s Discussion and Analysis	29

in United States dollars, tabular amounts in millions, except where noted

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary statement on forward-looking information

Certain statements and information herein, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. These forward-looking statements are principally included in the Development activities section and are also disclosed in other sections of the document. The forward looking statements include estimates, forecasts and statements as to the Company’s expectations of production and sales volumes, expected timing of completion of project development at Kansanshi, Ravensthorpe, Kevitsa and Sentinel, the impact of ore grades on future production, the potential of production disruptions, capital expenditure and mine production costs, the outcome of mine permitting, the outcome of legal proceedings which involve the Company in the RDC and other countries, information with respect to the future price of copper, gold, cobalt, nickel, PGE, and sulphuric acid, estimated mineral reserves and mineral resources, our exploration and development program, estimated future expenses, exploration and development capital requirements, the Company’s hedging policy, and our goals and strategies. Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and information contained herein, we have made numerous assumptions including among other things, assumptions about the price of copper, gold, nickel, PGE, cobalt and sulphuric acid, anticipated costs and expenditures and our ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that a forward-looking statement or information herein will prove to be accurate. Forward-looking statements and information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These factors include, but are not limited to, future production volumes and costs, costs for inputs such as oil, power and sulphur, political stability in Zambia, Peru, Mauritania, Finland and Australia, adverse weather conditions in Zambia, Finland and Mauritania, labour disruptions, mechanical failures, water supply, procurement and delivery of parts and supplies to the operations, the production of off-spec material.

See our Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of these factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. All forward-looking statements and information made herein are qualified by this cautionary statement.

2011 Management’s Discussion and Analysis	30